PE 1|6|2016

NO ACT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Received SEC

MAR 15 2016

Washington, DC 20549

DIVISION OF
CORPORATION FINANCE

16004023

March 15, 2016

Carol J. Ward
Mondelēz International, Inc.
carol.ward@mdlz.com

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 3-15-16

Re: Mondelēz International, Inc.
Incoming letter dated January 6, 2016

Dear Ms. Ward:

This is in response to your letters dated January 6, 2016 and February 5, 2016 concerning the shareholder proposal submitted to Mondelēz by the AFL-CIO Reserve Fund. We also have received letters from the proponent dated February 1, 2016 and February 9, 2016. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Robert E. McGarrah, Jr.
American Federation of Labor and Congress of Industrial Organizations
rmcgarra@aflcio.org

March 15, 2016

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Mondelēz International, Inc.
Incoming letter dated January 6, 2016

The proposal urges the company to participate in mediation of any specific instances of alleged human rights violations involving the company's operations if mediation is offered by a governmental National Contact Point for the Organisation for Economic Cooperation and Development Guidelines for Multinational Enterprises.

We are unable to concur in your view that Mondelēz may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we do not believe that Mondelēz may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Coy Garrison
Attorney-Adviser

American Federation of Labor and Congress of Industrial Organizations

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

February 9, 2016

Via electronic mail: shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Mondelez International Inc.'s Request to Exclude A Proposal Submitted by the AFL-CIO Reserve Fund

Dear Sir/Madam:

This letter is submitted in response to a second letter dated February 5, 2016, supplementing its letter of January 6, 2016, in which Mondelez International, Inc. ("Mondelez") asks the Staff of the Division of Corporate Finance to concur that Mondelez may exclude a shareholder proposal (the "Proposal") submitted by the AFL-CIO Reserve Fund (the "Proponent") from the Company's proxy statement and form of proxy for the Company's 2016 Annual Meeting of Stockholders.

In its February 5, 2016 letter, Mondelez wrongly states that "the external reference in the proposal in [*Wal-Mart Stores*, Inc. (Mar. 20, 2015)] did not constitute the Proposal's central aspect; instead, the reference to the 'Securities and Exchange Commission' in the proposal in *Wal-Mart* was essentially a secondary element." To the contrary, the regulations in question were a central part of the proposal. As Wal-Mart itself stated in its letter to the Staff:

> [the] external standard--"Securities and Exchange Commission regulations"--for determining whether a director qualifies as independent and thus under the Proposal may serve as Chairman... **is critical to an understanding of the Proposal** because it determines who qualifies as "'independent' of management" and thus may serve as Board Chairman. This is especially the case given that the external standard is used in several different parts of the Proposal's independence definition. (Emphasis added)

Secondly, PepsiCo's actions in response to this identical Proposal are undeniably relevant because they demonstrate that there is nothing vague, misleading or difficult to understand about the policy requested by the Proposal. It is a pertinent example of another company that was able to determine with reasonable certainty exactly what actions or measures the Proposal requires. Moreover, Mondelez wrongly states that the Proposal makes reference to PepsiCo's decision to implement the very same Proposal. There is nothing at all in the Proposal that makes reference to PepsiCo.

For the reasons above and in the Proponent's letter dated February 1, 2016 in response to Mondelez's no action request, the Proposal may not be excluded under Rule 14a-8(i)(3) as vague and misleading. Consequently, since Mondelez has failed to meet its burden of demonstrating that it is entitled to exclude the Proposal, the Proposal should come to a vote by shareholders at the 2016 Annual Meeting. If you have any questions or need additional information, please do not hesitate to call me at 202-637-5335. I am sending a copy of this letter to Mondelez's Corporate Secretary.

Sincerely,

Robert E. McGarrah, Jr., Esq.
Office of Investment

cc: Carol J. Ward, Vice President and
Corporate Secretary, Mondelez International
Julia Lapitskaya, Esq.

Mondelēz International

Carol J. Ward
Vice President and Corporate Secretary
Three Parkway North
Suite 300, 3S407
Deerfield, IL 60015

T: 847.943.4373
F: 570.235.3005
carol.ward@mdlz.com

February 5, 2016

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Mondelēz International, Inc.*
Shareholder Proposal of the AFL-CIO Reserve Fund
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

On January 6, 2016, Mondelēz International, Inc. (the "Company") submitted a letter (the "No-Action Request") notifying the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission ("the Commission") that the Company intends to omit from its proxy statement and form of proxy for its 2016 Annual Meeting of Shareholders (collectively, the "2016 Proxy Materials") a shareholder proposal (the "Proposal") and statement in support thereof (the "Supporting Statement") received from the American Federation of Labor and Congress of Industrial Organizations (the "AFL-CIO") Reserve Fund (the "Proponent").

The No-Action Request indicated our belief that the Proposal could be excluded from the 2016 Proxy Materials pursuant to Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite so as to be inherently misleading. The Proponent submitted a letter dated February 1, 2016 responding to the No-Action Request (the "Response Letter"). The Response Letter argues that the Company and its shareholders are able to determine with reasonable certainty exactly what actions or measures the Proposal requires based on the text of the Proposal and its Supporting Statement. We continue to believe the Proposal is excludable under Rule 14a-8(i)(3) for the reasons stated in the No-Action Request, and we wish to respond to the Response Letter.

ANALYSIS

First, in support of the Proponent's claim that the Proposal is not excludable, the Response Letter cites *Wal-Mart Stores, Inc.* (avail. Mar. 20, 2015). However, the Proponent's reliance on *Wal-Mart* is misplaced. Unlike in the Proposal, the external reference in the proposal in *Wal-Mart* did not constitute the Proposal's central aspect; instead, the reference to the "Securities and Exchange Commission" in the proposal in *Wal-Mart* was essentially a secondary element. Here, on the other hand, the Proponent itself summarizes the Proposal in the Response Letter requesting that the Company accept a "mediation process, if it is offered to Mondelez [sic] by a governmental *National Contact Point* for the *OECD Guidelines*" (emphasis added). Therefore, references to the National Contact Point and the OECD Guidelines constitute a central aspect of the Proposal.

In addition, the Proposal's reference to another company requesting mediation through the U.S. National Contact Point for the OECD Guidelines is irrelevant for purposes of the Company's No-Action Request since, in that case, the proposal (which, according to the Response Letter, was identical to the Proposal) was withdrawn. In other words, shareholders of that company are not going to be asked to vote on the AFL-CIO OECD mediation proposal and, therefore, they do not have to understand with reasonable certainty exactly what actions or measures that proposal requires based on the text of the proposal and the supporting statements.

Furthermore, the Response Letter claims that processes and procedures, as reflected in the OECD Guidelines and used by governmental National Contact Points, are not material to the Proposal. Yet, the Response Letter goes on to say that the Proposal only asks that the Company "agree to participate in *OECD* mediation, if mediation is offered" (emphasis added). In other words, the Response Letter clearly references OECD to define the kind of mediation to which the Company would have to agree under the terms of the Proposal. If the OECD Guidelines were immaterial and not central to the Proposal, the Proposal would have instead presumably requested that the Company agree generally to mediation of certain human rights violations.

Finally, the Response Letter also conclusively states that "shareholders will not be confused" by references to the U.S. National Contact Point substituting the Proponent's own subjective views for those of the Company's shareholders. Moreover, the Proposal puts the burden on the Company to explain to the Company's shareholders what the OECD and National Contact Point mediation process would entail by suggesting that the Company should essentially use its statement in opposition to identify any specific issues with the OECD Guidelines that might not otherwise be clear from the Proposal and the Supporting Statement. Again, all of this puts references to the OECD Guidelines and the National Contact Point at the center of the Proposal.

Therefore, as with the *Exxon*, *Chevron* and other precedents cited in the No-Action Request, the central aspect of the Proposal requires a familiarity with the procedures and context of "mediation . . . offered by a governmental [NCP] for the [OECD Guidelines]" in order for shareholders and the Company to determine with reasonable certainty exactly what actions or measures the Proposal requires. The Proposal's failure to provide shareholders with the information necessary to understand the required actions or processes results in the Proposal being vague and misleading and, thus, excludable in its entirety under Rule 14a-8(i)(3).

CONCLUSION

Based upon the foregoing analysis and the No-Action Request, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2016 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to carol.ward@mdlz.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (847) 943-4373, or Lori Zyskowski of Gibson, Dunn & Crutcher LLP at (212) 351-2309.

Sincerely,

Carol J. Ward
Vice President and Corporate Secretary

Enclosures

cc: Lori Zyskowski, Gibson, Dunn & Crutcher LLP
Brandon Rees, AFL-CIO Reserve Fund
Robert E. McGarrah, Jr., Esq., AFL-CIO Office of Investment

American Federation of Labor and Congress of Industrial Organizations

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

February 1, 2016

Via electronic mail: shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Mondelez International Inc.'s Request to Exclude A Proposal Submitted by the AFL-CIO Reserve Fund

Dear Sir/Madam:

This letter is submitted in response to the request by Mondelez International, Inc. ("Mondelez"), by letter dated January 6, 2016, for the staff of the Division of Corporate Finance to concur that Mondelez may exclude a shareholder proposal (the "Proposal") submitted by the AFL-CIO Reserve Fund (the "Proponent") from the Company's proxy statement and form of proxy for the Company's 2016 Annual Meeting of Stockholders.

I. Introduction

Proponent's shareholder proposal to Mondelez urges:

> the Company to participate in mediation of any specific instances of alleged human rights violations involving the Company's operations if mediation is offered by a governmental National Contact Point for the Organisation for Economic Cooperation and Development (the "OECD") Guidelines for Multinational Enterprises.
>
> For the purposes of this policy, the human rights subject to mediation shall include, at a minimum, those expressed in the International Labor Organization's Declaration on Fundamental Principles and Rights at Work:

(a) freedom of association and the effective recognition of the right to collective bargaining;
(b) the elimination of all forms of forced or compulsory labor;
(c) the effective abolition of child labor; and
(d) the elimination of discrimination in respect of employment and occupation.

Mondelez wrongly argues that the Proposal may be excluded pursuant to Rule 14a-8(i)(3) "because the Proposal is impermissibly vague and indefinite so as to be inherently misleading." As discussed below, stockholders and Mondelez are able to determine with reasonable certainty exactly what actions or measures the Proposal requires based on the text of the Proposal and its supporting statement. Accordingly, the staff of the Division of Corporate Finance should reject Mondelez's request that it concur with its view that the Proposal may be excluded.

The Proponent notes that an identical proposal to the one before Mondelez was also submitted to PepsiCo on November 23, 2015. As described in the attached letter from PepsiCo's Vice President of Global Labor Relations, PepsiCo itself has requested mediation of a specific instance of alleged human rights violations thorough the U.S. National Contact Point for the OECD Guidelines for Multinational Enterprises (the "OECD Guidelines").

II. Analysis: The Proposal Is Not Vague and Indefinite Under Rule 14a-8(i)(3)

Mondelez references Staff Legal Bulletin 14B and Staff Legal Bulletin 14G to make its claim that the Proposal is vague and indefinite and therefore excludable from its proxy statement under Rule 14a-8(i)(3). Staff Legal Bulletins 14B and 14G make clear that a Rule 14a-8 shareholder proposal may not be excluded if the company and stockholders voting on the proposal can determine with reasonable certainty—from the proposal text itself—exactly what actions or measures the proposal requires, without reviewing information provided on the websites listed in the proposal.

The Proposal before Mondelez is clear: all it requests is for Mondelez to accept a voluntary, non-binding mediation process, if it is offered to Mondelez by a governmental National Contact Point for the OECD Guidelines . The Proposal is not, as Mondelez claims, an attempt to impose an external standard such as the New York Stock Exchange's independent director listing standard, without describing the substantive provisions of the standard. *Chevron Corp.* (Mar. 15, 2013). In fact, as in *Wal-Mart Stores*, Inc. (Mar. 20, 2015), the Proposal contains everything necessary for Mondelez and its shareholders to understand it.

Mondelez attempts to analogize the Proposal to *Exxon Mobil Corp. (Naylor)* (Mar. 21, 2011), which asked Exxon Mobil to produce a Global Reporting Initiative (GRI) report. But *Exxon Mobil Corp (Naylor)* involved hundreds of pages of GRI guidelines that specified the content of the requested GRI report. Here, however, the Proposal simply asks Mondelez to agree to accept voluntary, non-binding mediation of specified human rights issues. The policy requested is spelled out in the Proposal: a simple, straightforward process, not an elaborate set of substantive reporting guidelines. Each of Mondelez's objections to the Proposal is discussed and refuted below.

a. The OECD Guidelines are Adequately Described by the Proposal

Mondelez wrongly claims that the Proposal is vague and indefinite because the Proposal does not adequately describe the "voluminous and highly complex" OECD Guidelines for Multinational Enterprises (the "OECD Guidelines"). However, an exhaustive description of the OECD Guidelines and the related documents cited by Mondelez is not necessary to understand what actions are required by the Proposal. All the information that is needed to understand what the Proposal requires is already contained in the Proposal and its supporting statement.

Regarding the content of the OECD Guidelines, the Proposal specifically identifies the human rights issues that will be subject to mediation if offered by a governmental National Contact Point. As enumerated by the Proposal's text, the human rights concerns that will be subject to mediation include (a) freedom of association, (b) forced labor, (c) child labor, and (d) discrimination. These human rights concerns make up the International Labor Organization's Declaration on Fundamental Principles and Rights at Work and are encompassed by the OECD Guidelines.

The processes and procedures that governmental National Contact Points use to evaluate specific instances of alleged human rights violations is not material to the Proposal. The Proposal only asks that Mondelez agree to participate in OECD mediation, if mediation is offered. The Proposal's supporting statement clearly and adequately explains that "[p]articipation in the National Contact Point mediation process is voluntary and does not mean that the Company will be bound by the outcome of mediation." Further elaboration on the OECD mediation process is simply not unnecessary.

b. Reference to the U.S. National Contact Point is Not Misleading

Mondelez incorrectly argues that the Proposal is misleading because it references the U.S. National Contact Point in the supporting statement. To the contrary, the Proposal clearly states that the requested policy would have Mondelez accept mediation offers from any governmental National Contact Point, not just the U.S. National Contact Point. A discussion of the jurisdictional issues between National

Contact Points in each country that adheres to the OECD Guidelines is not relevant or necessary to understand exactly what actions the Proposal requires.

Shareholders will not be confused by the reference to the U.S. National Contact Point. Read in context, the Proposal's supporting statement is merely providing an example of how mediation operates in the U.S. The fact that Mondelez previously rejected an offer of mediation from the U.S. National Contact Point is material to the question of whether the Proposal is necessary. The fact that mediation was offered in the United States and not in Egypt or Tunisia is not relevant because the Proposal, by its terms, applies to all mediation offers by governmental National Contact Points.

c. The Proposal Need Not Describe When Mediation Will Be Offered

Mondelez falsely asserts that the Proposal is deficient because it does not provide an exhaustive description of the National Contact Point process for determining when mediation will be offered. To the contrary, shareholders do not need to be experts on how National Contact Points evaluate complaints under the OECD Guidelines to understand exactly what actions the Proposal requires. As explained above, the Proposal clearly and adequately identifies the human rights concerns covered by the Proposal, and it provides a sufficient description of the National Contact Point mediation process.

The Proposal simply requires that Mondelez adopt a policy that it will participate in mediation, if it is offered by a governmental National Contact Point. If Mondelez believes that the criteria used to initiate mediation under the OECD Guidelines are "too liberal" and that this may persuade shareholders to vote against the Proposal, Mondelez is free to raise this argument in its opposition statement to the Proposal. However, Mondelez's views on the mediation criteria are not required for shareholders to determine with reasonable certainty what the Proposal requires of Mondelez.

d. The Proposal Adequately Describes the NCP Mediation Process

Mondelez erroneously asserts that the Proposal fails to explain that the National Contact Point mediation process will result in the National Contact Point issuing a report. What Mondelez does not consider is that National Contact Points issue public statements after mediation offers are made whether or not the company accepts the mediation offer. For this reason, the fact that National Contact Points issue public statements describing their offers of mediation is not required for shareholders to ascertain exactly what actions the Proposal requires.

Moreover, the Proposal's supporting statement cites one of these public statements that describes Mondelez's 2013 rejection of a mediation offer of human rights concerns in Egypt and Tunisia. Because the supporting statement explicitly references one of these public statements, shareholders can reasonably conclude that the National Contact Point mediation process results in reporting. As with Mondelez's other objections, Mondelez is free to explain its concerns about the transparency of the National Contact Point mediation process in its opposition statement to the Proposal.

III. Conclusion

Mondelez has failed to meet its burden of demonstrating that it is entitled to exclude the Proposal as is required by Rule 14a-8(g). The Proposal may not be excluded under Rule 14a-8(i)(3) as vague and misleading because it is clear from the text of the Proposal and supporting statement that the Proposal simply urges Mondelez to accept voluntary, non-binding mediation of certain specified human rights issues.

Consequently, since Mondelez has failed to meet its burden of demonstrating that it is entitled to exclude the Proposal, the Proposal should come to a vote by shareholders at the 2016 Annual Meeting. If you have any questions or need additional information, please do not hesitate to call me at 202-637-5335. I am sending a copy of this letter to Mondelez's Corporate Secretary.

Sincerely,

Robert E. McGarrah, Jr., Esq.
Office of Investment

REM/sdw
opeiu #2, afl-cio

Enclosure

cc: Carol J. Ward, Vice President and
Corporate Secretary, Mondelez International

PEPSICO

January 15, 2016

Robert E. McGarrah, Jr., Esq.
AFL-CIO Office of Investment
815 16th Street, NW
Washington, DC 20006

Dear Rob,

This letter follows the ongoing discussion between PepsiCo and AFL-CIO concerning allegations of human rights violations by a PepsiCo contractor in West Bengal, India, and the PepsiCo shareholder proposal submitted by AFL-CIO related to that same matter.

PepsiCo agrees with the AFL-CIO that allegations of human rights violations in the Company's operations and supply chain are matters of critical importance requiring immediate investigation and attention. PepsiCo clearly states its commitment to Human Rights in its own publicly stated policies and Supplier Code of Conduct. The Company has established programs to ensure adherence to its policies, which are founded on international human rights standards.

When there are specific allegations of human rights violations in its own operations or those of its suppliers or contractors, PepsiCo acts to ensure such allegations are investigated. PepsiCo recognizes the value of mediation, as offered by the U.S. National Contact Point (NCP) under the OECD Guidelines, as a tool to facilitate productive dialogue concerning alleged human rights violations with a goal towards resolution. In fact, PepsiCo recently requested mediation by the U.S. NCP in a matter involving alleged human rights violations by a PepsiCo contract warehouse operator in India.

PepsiCo will remain open to U.S. NCP mediation if allegations of human rights violations were to be made in the future. PepsiCo recognizes that such issues impact PepsiCo's success in the marketplace and agrees with the AFL CIO that non-judicial grievance mechanisms to remedy human rights violations may be needed when formal legal mechanisms are lacking.

Best regards,

Carolyn K. Fisher

Carolyn K. Fisher
Vice President, Global Labor Relations
PepsiCo

Mondelēz International

Carol J. Ward
Vice President and Corporate Secretary
Three Parkway North
Suite 300, 3S407
Deerfield, IL 60015

T: 847.943.4373
F: 570.235.3005
carol.ward@mdlz.com

January 6, 2016

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Mondelēz International, Inc.*
Shareholder Proposal of the AFL-CIO Reserve Fund
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that Mondelēz International, Inc. (the "Company") intends to omit from its proxy statement and form of proxy for its 2016 Annual Meeting of Shareholders (collectively, the "2016 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof received from the American Federation of Labor and Congress of Industrial Organizations (the "AFL-CIO") Reserve Fund (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2016 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the

Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL AND PORTIONS OF THE SUPPORTING STATEMENTS

The Proposal and relevant portion of the statements in support are as follows:

> RESOLVED, shareholders of Mondelēz International, Inc. (the "Company") urge the Company to participate in mediation of any specific instances of alleged human rights violations involving the Company's operations if mediation is offered by a governmental National Contact Point for the Organisation for Economic Cooperation and Development (the "OECD") Guidelines for Multinational Enterprises. . . .
>
> Non-judicial grievance mechanisms to remedy human rights violations are needed the most when formal legal mechanisms are inadequate. This proposal urges our Company to participate in mediation of alleged human rights violations if mediation is offered by a governmental National Contact Point pursuant to the OECD Guidelines for Multinational Enterprises. (OECD, 2011, available at http://www.oecd.org/daf/inv/mne/48004323.pdf).
>
> In the United States, the State Department's Office of the U.S. National Contact Point provides mediation of specific instances of human rights violations through the U.S. Federal Mediation and Conciliation Service. ("Specific Instance Process," Office of the U.S. National Contact Point, U.S. Department of State, available at http://www.state.gov/e/eb/oecd/usncp/specificinstance/index.htm). In 2013, our Company rejected an offer from the U.S. National Contact Point for mediation of alleged violations of workers' rights in Egypt and Tunisia. ("Public Statement," Office of the U.S. National Contact Point, U.S. Department of State, October 29, 2013, available at http://www.state.gov/e/eb/oecd/usncp/links/rls/215927.htm).

A copy of the Proposal, the supporting statements and related correspondence from the Proponent, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may properly be excluded from the 2016 Proxy Materials pursuant to Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite so as to be inherently misleading.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because The Proposal Is Impermissibly Vague And Indefinite So As To Be Inherently Misleading.

Rule 14a-8(i)(3) permits the exclusion of a shareholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Staff consistently has taken the position that a shareholder proposal is excludable under Rule 14a-8(i)(3) as vague and indefinite if "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004). *See also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail."); *Capital One Financial Corp.* (avail. Feb. 7, 2003) (concurring with the exclusion of a proposal under Rule 14a-8(i)(3) where the company argued that its shareholders "would not know with any certainty what they are voting either for or against"); *Fuqua Industries, Inc.* (avail. Mar. 12, 1991) (concurring with the exclusion under Rule 14a-8(i)(3) where a company and its shareholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal").

Historically, the Staff has concurred with the exclusion of shareholder proposals pursuant to Rule 14a-8(i)(3) that, like the Proposal, rely upon a reference to a particular set of external guidelines but fail to sufficiently describe or explain the substantive provisions of the external guidelines. *See, e.g., Chevron Corp.* (avail. Mar. 15, 2013) (concurring with the exclusion of a proposal that requested that the board adopt a policy that the board's chairman be "an independent director according to the definition set forth in the New York Stock Exchange listing standards" but failed to describe or explain the substantive provisions of the standard); *The Procter & Gamble Co.* (avail. July 6, 2012, *recon. denied* Sept. 20, 2012) (same); *The Clorox Co.* (avail. Aug. 13, 2012) (same); *WellPoint, Inc.* (avail. Feb. 24, 2012, *recon. denied* Mar. 27, 2012) (same); *see also Dell Inc.* (avail. Mar. 30, 2012) (permitting exclusion of a proposal to include certain shareholder-named director nominees in company proxy statements, including any nominee named by "shareholders of whom one hundred or more satisfy SEC Rule 14a 8(b) eligibility requirements"); *MEMC Electronic Materials, Inc.* (avail. Mar. 7, 2012) (same); *Chiquita Brands International, Inc.* (avail. Mar. 7, 2012) (same); *Sprint Nextel Corp.* (avail. Mar. 7, 2012) (same); *AT&T Inc.* (avail. Feb. 16, 2010, *recon. denied* Mar. 2, 2010) (concurring with the exclusion of a proposal that sought a report on, among other things, "grassroots lobbying communications as defined in 26 C.F.R. § 56.4911-2"); *The Boeing Co.* (avail. Feb. 5, 2010) (concurring with the exclusion of a proposal as vague and indefinite where the proposal requested the establishment of a board committee that "will follow the Universal Declaration of Human Rights," but the proposal failed to adequately describe the substantive provisions of the standard to be applied); *Johnson & Johnson (Gen. Bd. of Pension and Health Benefits of the United Methodist Church et al.)* (avail. Feb. 7, 2003) (concurring with the exclusion of a proposal requesting the adoption of the "Glass Ceiling Commission's business recommendations" without describing the recommendations); *Alcoa Inc.* (avail. Dec. 24, 2002) (excluding a proposal calling for the implementation of "human rights standards" and a program to monitor compliance with these standards as "vague and indefinite"); *Occidental Petroleum Corp.* (avail. Mar. 8, 2002) (concurring with the exclusion of a proposal requesting the implementation of a policy consistent with the "Voluntary Principles on Security and Human Rights," where the proposal failed to adequately summarize the external standard despite referring to some, but not all, of the standard's provisions); *Kohl's Corp.* (avail. Mar. 13, 2001) (concurring in reliance on Rule 14a-8(i)(3) in the exclusion of a shareholder proposal requesting implementation of the "SA8000 Social Accountability Standards").

In Staff Legal Bulletin 14G (Oct. 16, 2012), the Staff explained its approach to assessing whether a proposal that contains a reference to an external standard is vague and misleading, addressing specifically the context where a proposal contains a reference to a website:

> In evaluating whether a proposal may be excluded on this basis, we consider only the information contained in the proposal and supporting statement and determine whether, based on that information, shareholders and the company can determine what actions the proposal seeks.
>
> If a proposal or supporting statement refers to a website that provides information necessary for shareholders and the company to understand with reasonable certainty exactly what actions or measures the proposal requires, and such information is not also contained in the proposal or in the supporting statement, then we believe the proposal would raise concerns under Rule 14a-9 and would be subject to exclusion under Rule 14a-8(i)(3) as vague and indefinite.

For example, in *Exxon Mobil Corp. (Naylor)* (avail. Mar. 21, 2011), the Staff concurred in the exclusion under Rule 14a-8(i)(3) of a proposal requesting "a report . . . on the community and environmental impact of [the company's] logistics decisions, using guidelines from the Global Reporting Initiative." The company argued that the proposal was vague and indefinite because it did not adequately describe the "voluminous and highly complex" guidelines, which contained over 150 pages of material, or the "additional descriptive materials on the [Global Reporting Initiative] website" relating to the guidelines. The Staff agreed that the company could exclude the proposal, noting "in particular [the company's] view that the proposal does not sufficiently explain the 'guidelines from the Global Reporting Initiative' and that, as a result, neither stockholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires."

As in the foregoing precedents, a central aspect of the Proposal is defined by reference to an external source, and the Proposal fails to describe the substance of that source. Specifically, the Proposal urges the Company to "participate in mediation of any specific instances of alleged human rights violations . . . if mediation is offered by a governmental National Contact Point for the [OECD] Guidelines" and then provides information relating to the National Contact Point (the "NCP") for the United States. However, the Proposal fails to explain the types of instances in which mediation would be available, the procedures for engaging a NCP for mediation and the procedures of the mediation itself. Merely referring to "mediation" does not provide shareholders with an understanding of what the Proposal requires. In this respect, the reference to the OECD Guidelines (the "Guidelines") is no more informative to shareholders than the reference in *Exxon* to the "guidelines from the Global Reporting Initiative." The Proposal, therefore, is vague and indefinite in numerous respects:

1. The Proposal does not adequately describe the voluminous and highly complex Guidelines. The Guidelines consist of a document containing over 90 pages of materials, not counting additional descriptive materials on the OECD website (*available at*: *http://mneguidelines.oecd.org/*). Further, because the Guidelines are non-binding, there are additional accompanying documents that supplement and explain how NCPs apply the Guidelines. These additional documents include the NCP Mediation Manual (*available at*: *http://www.oecdguidelines.nl/binaries/oecd-guidelines/documents/leaflet/2015/1/6/ncp-mediation-manual/ncp_mediation_manual_in_pdf.pdf*), which is 57 pages long, and country-specific guidelines that describe NCP mediation procedures, including guidelines for NCPs in Canada[1], Ireland[2], Australia[3], and the

[1] *Available at*: http://www.international.gc.ca/trade-agreements-accords-commerciaux/ncp-pcn/procedures_guide_de_procedure.aspx?lang=eng.

[2] *Available at*: https://www.djei.ie/en/Publications/Publication-files/Procedures-for-handling-the-OECD-Guidelines-for-Multinational-Enterprises-MNEs-.pdf.

[3] *Available at*: http://www.ausncp.gov.au/content/Content.aspx?doc=ancp/complaints.htm.

United States[4], among others. This means that in order to determine how the Guidelines would be implemented in any given instance, a shareholder would need to determine whether a particular country has a NCP by viewing the OECD list of NCP information (*available at*: http://mneguidelines.oecd.org/ncps/) and then would further need to determine whether that NCP has its own specific set of guidelines for implementing the NCP mediation procedures. Without any description of the Guidelines and the procedures for implementing them, shareholders voting on the Proposal cannot understand the implications of the Proposal or determine with any reasonable certainty exactly what actions or measures the Proposal requires.

2. The Proposal does not explain which country's NCP would be involved in mediation, and the supporting statement adds to this confusion by referring only to the U.S. NCP. Page 82 of the Guidelines provides that "issues will be dealt with by the NCP of the country in which the issues have arisen," which means that mediation is handled by a NCP in the country where the conduct at issue occurred if that country adheres to the Guidelines. Thus, the supporting statement's reference to the U.S. NCP is misleading because it implies that the U.S. NCP would always handle issues relating to the Company (which is incorporated in the U.S.). Moreover, the Proposal references a prior rejection by the Company of an offer for mediation given by the U.S. NCP regarding "alleged violations of workers' rights in Egypt and Tunisia." Thus, a shareholder merely reading the Proposal and the supporting statement may be led to believe that the U.S. NCP would always handle mediation for issues involving the Company, since even issues arising in Egypt and Tunisia were going to be handled by the U.S. NCP. But the Proposal fails to explain the substance of the U.S. NCP Public Statement that it references, namely, that the U.S. NCP handled the matter after contacting both the Egyptian and Tunisian NCPs and agreed with the Egyptian NCP that the U.S. NCP should "take the lead on this Specific Instance because Mondelez's alleged activities spanned two countries and ultimate corporate decision-making authority resided in the

[4] *Available at*: http://www.state.gov/documents/organization/249178.pdf.

United States."[5] In this regard, page 82 of the Guidelines provides that, "[w]hen issues arise from an enterprise's activity that takes place in several adhering countries . . . the NCPs involved should consult with a view to agreeing on which NCP will take the lead in assisting the parties." Given that the Company's operations have a global reach, the Proposal's failure to adequately describe these jurisdictional issues is significant. In order to understand what measures the Proposal seeks, a shareholder would need to understand that the Proposal requires the Company to be subject to mediation hosted by the governments of potentially more than forty countries other than the U.S. that adhere to the Guidelines.

3. The Proposal urges the company to engage in mediation "if mediation is offered," but fails to describe the instances in which mediation would be available. Pages 82-83 of the Guidelines describe the criteria that NCPs use to determine whether they will offer mediation: "[T]he NCP will need to determine whether the issue is *bona fide* and relevant to the implementation of the *Guidelines*. In this context, the NCP will take into account: the identity of the party concerned and its interest in the matter; whether the issue is material and substantiated; whether there seems to be a link between the enterprise's activities and the issue raised in the specific instance; the relevance of applicable law and procedures, including court rulings; how similar issues have been, or are being, treated in other domestic or international proceedings; [and] whether the consideration of the specific issue would contribute to the purposes and effectiveness of the *Guidelines*." Further, the U.S. NCP website (referenced in the supporting statement) defines a "specific instance" for which mediation may be available as "a complaint about conduct by an enterprise that is alleged to be inconsistent with the recommendations contained in the Guidelines."[6] In the event that there are parallel domestic or international proceedings addressing similar issues, the Guidelines also explain how NCPs decide whether those issues merit further consideration. This information is not contained in the Proposal and is relevant to a shareholder's understanding of the Proposal because a shareholder who views the criteria for initiating

---

[5] *See* U.S. National Contact Point for the OECD Guidelines for Multinational Enterprises, *Public Statement* (Oct. 29, 2013), *available at* http://www.state.gov/documents/organization/216135.pdf.

[6] *Available at*: http://www.state.gov/documents/organization/249178.pdf.

mediation as too liberal, for example, may be persuaded to vote against the Proposal.

4. The Proposal also provides no explanation of the procedure that would apply in the NCP mediation process to which the Company would be subject under the Proposal, including that the issues involved and related information would be publicly disclosed in a statement issued by the NCP, as discussed below. Pages 82-86 of the Guidelines discuss how NCPs handle mediation and set forth a three-step process for NCPs to follow. First, as discussed above, a NCP makes an initial assessment of the complaint raised to determine whether the issue is "relevant to the implementation of the *Guidelines*." Next, if "the issues raised merit further consideration," the NCP contacts the parties involved and offers "good offices" to host mediation. Finally, after mediation is completed, the NCP is "expected to always make the results of a specific instance publicly available." The Guidelines further note that if one party is unwilling to engage in mediation, the NCP will still issue a public statement regarding the specific instance and the NCP's assessment of that instance, which should "identify the parties concerned, the issues involved, the date on which the issues were raised with the NCP, any recommendations by the NCP, and any observations the NCP deems appropriate to include on the reasons why the proceedings did not produce an agreement." The contents of these public reports are easily accessible in a "database of specific instances" on the OECD website (*available at*: *https://mneguidelines.oecd.org/database/*). By contrast, where the parties involved reach an agreement on the issues raised, their agreement would govern "how and to what extent the content of the agreement is to be made publicly available." A shareholder may be interested in knowing many of these procedures and, particularly, the fact that a NCP may make the results of the mediation publicly available. It seems clearly relevant for a shareholder of the Company to know, for example, that discussion relating to an alleged human rights violation involving the Company may become public information, as this could influence the value of the shareholder's stock.

As with the preceding precedents, shareholders contemplating "mediation . . . offered by a governmental [NCP] for the [Guidelines]" and reading the supporting statement relating to the U.S. NCP would be unable to determine what they were being asked to vote upon when considering only the information contained in the Proposal and the supporting statement. Because the central aspect of the Proposal requires a familiarity with the procedures and context of "mediation . . . offered by a governmental [NCP] for the [Guidelines]" for shareholders and the Company to determine with reasonable certainty exactly what actions or measures the Proposal requires, the Proposal's failure to provide shareholders with the information necessary to understand those processes results in the Proposal being vague and misleading and, thus, excludable in its entirety under Rule 14a-8(i)(3).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2016 Proxy Materials pursuant to Rule 14a-8(i)(3).

We would be happy to provide you with any additional information (including printed copies of the documents at the links cited herein) and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to carol.ward@mdlz.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (847) 943-4373, or Lori Zyskowski of Gibson, Dunn & Crutcher LLP at (212) 351-2309.

Sincerely,

Carol J. Ward
Vice President and Corporate Secretary

Enclosures

cc: Lori Zyskowski, Gibson, Dunn & Crutcher LLP
Brandon Rees, AFL-CIO Reserve Fund

EXHIBIT A

American Federation of Labor and Congress of Industrial Organizations

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

November 23, 2015

Ms. Carol J. Ward, Vice President
and Corporate Secretary
Mondelēz International, Inc.
Three Parkway North
Deerfield, Illinois 60015

Dear Ms. Ward,

On behalf of the AFL-CIO Reserve Fund (the "Fund"), I write to give notice that pursuant to the 2015 proxy statement of Mondelēz International, Inc. (the "Company"), the Fund intends to present the attached proposal (the "Proposal") at the 2016 annual meeting of shareholders (the "Annual Meeting"). The Fund requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting.

The Fund is the beneficial owner of 925 shares of voting common stock (the "Shares") of the Company. The Fund has held at least $2,000 in market value of the Shares for over one year, and the Fund intends to hold at least $2,000 in market value of the Shares through the date of the Annual Meeting. A letter from the Fund's custodian bank documenting the Fund's ownership of the Shares is enclosed.

The Proposal is attached. I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to Brandon Rees at 202-637-5152 or brees@aflcio.org.

Sincerely,

HSC

Heather Slavkin Corzo, Director
Office of Investment

Attachment

HSC/sdw
opeiu #2, afl-cio

RESOLVED, shareholders of Mondelēz International, Inc. (the "Company") urge the Company to participate in mediation of any specific instances of alleged human rights violations involving the Company's operations if mediation is offered by a governmental National Contact Point for the Organisation for Economic Cooperation and Development (the "OECD") Guidelines for Multinational Enterprises.

For the purposes of this policy, the human rights subject to mediation shall include, at a minimum, those expressed in the International Labor Organization's Declaration on Fundamental Principles and Rights at Work:

(a) freedom of association and the effective recognition of the right to collective bargaining;
(b) the elimination of all forms of forced or compulsory labor;
(c) the effective abolition of child labor; and
(d) the elimination of discrimination in respect of employment and occupation.

Supporting Statement

The United Nation's Guiding Principles on Business and Human Rights call on business enterprises to have in place the following policies and processes:

a. A policy commitment to meet their responsibility to respect human rights;
b. A human rights due diligence process to identify, prevent, mitigate and account for how they address their impacts on human rights;
c. Processes to enable the remediation of any adverse human rights impacts they cause or to which they contribute.

(Guiding Principles on Business and Human Rights, United Nations, 2011, available at http://www.ohchr.org/Documents/Publications/GuidingPrinciplesBusinessHR_EN.pdf). While our Company has taken steps to commit to respect human rights and to conduct due diligence, we believe the Company needs to provide adequate remedies for human rights violations involving the Company's operations around the world.

Non-judicial grievance mechanisms to remedy human rights violations are needed the most when formal legal mechanisms are inadequate. This proposal urges our Company to participate in mediation of alleged human rights violations if mediation is offered by a governmental National Contact Point pursuant to the OECD Guidelines for Multinational Enterprises. (OECD, 2011, available at http://www.oecd.org/daf/inv/mne/48004323.pdf).

In the United States, the State Department's Office of the U.S. National Contact Point provides mediation of specific instances of human rights violations through the U.S. Federal Mediation and Conciliation Service. ("Specific Instance Process," Office of the U.S. National Contact Point, U.S. Department of State, available at http://www.state.gov/e/eb/oecd/usncp/specificinstance/index.htm). In 2013, our Company rejected an offer from the U.S. National Contact Point for mediation of alleged violations of workers' rights in Egypt and Tunisia. ("Public Statement," Office of the U.S. National Contact Point, U.S. Department of State, October 29, 2013, available at http://www.state.gov/e/eb/oecd/usncp/links/rls/215927.htm).

Participation in the National Contact Point mediation process is voluntary and does not mean that the Company will be bound by the outcome of mediation. By agreeing to participate in National Contact Point mediation, our Company can affirmatively signal its commitment to remedy human rights violations should they arise in the future.

30 North LaSalle Street
Chicago, Illinois 60602
Fax: 312/267-8775

AMALGATRUST
A division of Amalgamated Bank of Chicago

November 23, 2015

Ms. Carol J. Ward, Vice President
and Corporate Secretary
Mondelēz International, Inc.
Three Parkway North
Deerfield, Illinois 60015

Dear Ms. Ward,

AmalgaTrust, a division of Amalgamated Bank of Chicago, is the record holder of 925 shares of common stock (the "Shares") of Mondelēz International, Inc. beneficially owned by the AFL-CIO Reserve Fund as of November 23, 2015. The AFL-CIO Reserve Fund has continuously held at least $2,000 in market value of the Shares for over one year as of November 23, 2015. The Shares are held by AmalgaTrust at the Depository Trust Company in our participant account No. 2567.

If you have any questions concerning this matter, please do not hesitate to contact me at (312) 822-3220.

Sincerely,

Lawrence M. Kaplan
Vice President

cc: Heather Slavkin Corzo
Director, AFL-CIO Office of Investment

From: Brees@aflcio.org [mailto:Brees@aflcio.org]
Sent: Tuesday, November 24, 2015 3:17 PM
To: carol.ward@mdlz.com
Subject: RE: AFL-CIO shareholder proposal

Thank you Carol for confirming receipt of the proposal. I checked the UPS tracking number and the hard copy is scheduled for delivery tomorrow. We look forward to discussing the proposal with you after Thanksgiving.

Sincerely,

Brandon Rees
AFL-CIO Office of Investment
brees@aflcio.org
202-637-5152

From: carol.ward@mdlz.com [mailto:carol.ward@mdlz.com]
Sent: Tuesday, November 24, 2015 3:02 PM
To: Brandon Rees <Brees@aflcio.org>
Subject: RE: AFL-CIO shareholder proposal

Brandon –

I wanted to acknowledge your email. We have not yet received the UPS Air package you indicated would be arriving.

We are reviewing your proposal and related materials. Hope that you are agreeable to connecting after the Thanksgiving holiday. Looking forward to our discussion.

Carol

Carol J. Ward
Vice President and Corporate Secretary
Mondelēz International, Inc.
Three Parkway North
Deerfield, IL 60015
Phone: 847 943 4373
Mobile: 847 682 1830
carol.ward@mdlz.com

From: Brandon Rees [mailto:Brees@aflcio.org]
Sent: Monday, November 23, 2015 1:02 PM
To: Ward, Carol J
Subject: AFL-CIO shareholder proposal

Dear Ms. Ward,

Attached is a PDF file of the AFL-CIO Reserve Fund's shareholder resolution that we are submitting for the 2016 annual shareholders' meeting of Mondelez. The attached correspondence has also been sent to your attention by UPS Air. Please contact me at the number below to discuss the resolution.

Sincerely,

Brandon Rees
AFL-CIO Office of Investment
brees@aflcio.org
202-637-5152